As filed with the U.S. Securities and Exchange Commission on August 28, 2007
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________
ING GROEP N.V.
(Exact name of issuer of deposited securities as specified in its charter)
ING Group N.V.
(Translation of issuer's name into English)
The Netherlands
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)
4 New York Plaza, New York, NY 10004
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________
Corporation Service Company
80 State Street, 6th Floor
Albany, New York 12207
Attn: David Nickelson
(518) 299-9100
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Scott A. Ziegler, Esq.	Andrew D. Soussloff, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600	Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000
It is proposed that this filing become effective under Rule 466
☒immediately upon filing
☐ on (Date) at (Time)

If a separate statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one exchangeable bearer depositary receipt issued by Stichting ING Aandelen for ordinary shares with a nominal value of 0.24 Euros each of ING Groep N.V.	200,000,000	$0.05	$10,000,000	$307
(1) Each unit represents one American Depositary Share.
(2) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to the American Depositary Shares registered under Form F-6 Registration Statement Nos. 33-62046, 333-7684, 333-13274. This Registration Statement constitutes Post-Effective Amendment No. 1 to Registration No. 333-113697, Post-Effective Amendment No. 2 to Registration No. 333-13274 and Post-Effective Amendment No. 3 to Registration Statement Nos. 33-62046 and 333-7684.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR”, “Receipt” or “American Depositary Receipt”) filed as Exhibit (a)(2) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Location in Form of
	Item Number		Receipt Filed Herewith
	and Caption		as Prospectus

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

1.	Name of depositary and address of its principal executive office		Face, introductory paragraph and bottom.

2.	Title of American Depositary Receipts and identity of deposited securities		Face, top center and introductory paragraph

Terms of Deposit

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face, upper right corner and introductory paragraph

	(ii)	The procedure for voting, if any, the deposited securities	Reverse, paragraph (14)

	(iii)	The collection and distribution of dividends	Face, paragraph (4); Reverse, paragraphs (12) and (17)

	(iv)	The transmission of notices, reports and proxy soliciting material	Face, paragraph (11); Reverse, paragraphs (14) and (16)

	(v)	The sale or exercise of rights	Face, paragraph (4); Reverse, paragraphs (12) and (17)

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face, paragraph (4); Reverse, paragraphs (12), (15) and (17)

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse, paragraphs (20) and (21) (no provision for extension)

Location in Form of
	Item Number		Receipts Filed
	and Caption		Herewith as Prospectus

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the lists of holders of Receipts	Reverse, paragraph (16)

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face, paragraphs (2), (4), and (5)

	(x)	Limitation upon the liability of the Depositary and/or the Company	Reverse, paragraph (18)

3.	Description of all fees and charges which may be imposed directly or indirectly against the holders of Receipts		Face, paragraph (8)

Item 2. AVAILABLE INFORMATION
Location in Form of
	Item Number		Receipt Filed
	and Caption		Herewith as Prospectus
2(b) Statement that the foreign issuer is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly, files certain reports with the Securities and Exchange Commission and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Securities and Exchange Commission in Washington, D.C.
Face, paragraph (11)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)(1)
Deposit Agreement. Amended and Restated Deposit Agreement dated as of March 17, 2004 among ING Groep N.V, Stichting ING Aandelen, as Trustee, JPMorgan Chase Bank, as depositary (the "Depositary"), and all holders from time to time of American Depositary Receipts issued thereunder (the "Deposit Agreement"), including the form of American Depositary Receipt. Previously filed as an exhibit to Registration Statement No. 333-113697 and incorporated herein by reference.

(a)(2)	Form of ADR. Filed herewith as Exhibit (a)(2).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on August 28, 2007.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Melinda L. VanLuit
Name:	Melinda L. VanLuit
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ING Groep N.V. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Amsterdam, The Netherlands, on 31 July, 2007.

ING GROEP N.V.

By:	/s/J.C.R. Hele
Name:	J.C.R. Hele
Title:	Chief Financial Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints J.C.R. Hele, C. Blokbergen and W.A. Brouwer, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of July 31,2007.

Signatures	Title

/s/M.J.G. Tilmant	Chairman of the Executive Board
M.J.G. Tilmant

/s/J.C.R. Hele	Member of the Executive Board
J.C.R. Hele	(Chief Financial Officer)

/s/J.H. van Barneveld	(Principal Accounting Officer)
J. H. van Barneveld

/s/E.F.C.B. Boyer de la Giroday	Member of the Executive Board
E.F.C.B. Boyer de la Giroday

/s/D.H. Harryvan	Member of the Executive Board
D.H. Harryvan

/s/T.J. McInerney	Member of the Executive Board
T.J.McInerney

/s/C.P.A.J. Leenaars	Member of the Executive Board
C.P.A.J. Leenaars

/s/J.M.G.J. de Vaucleroy	Member of the Executive Board
J.M.G.J. de Vaucleroy

/s/H. van der Noordaa	Member of the Executive Board
H. van der Noordaa

/s/J.V. Timmermans	Member of the Executive Board
J.V. Timmermans	(Chief Risk Officer)

/s/M.S. Cohen	Authorized Representative in the
M.S. Cohen	United States

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Stichting ING Aandelen. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on 31 July, 2007.

STICHTING ING AANDELEN

By:	/s/J.J.M. Veraart
Name:	J.J.M. Veraart
Title:	Chairman of the Executive Committee

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints J.J.M. Veraart, C. Blokbergen and W.A. Brouwer, jointly and severally, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated as of July 31, 2007.

Signatures	Title

/s/J.J.M. Veraart	Chairman of the Executive Committee
J.J.M. Veraart

/s/H.J. Blaisse	Member of the Executive Committee
H.J. Blaisse

/s/T. Regtuijt	Member of the Executive Committee
T. Regtuijt

/s/P.M.L. Frentrop	Member of the Executive Committee
P.M.L. Frentrop

/s/C.J. van den Driest	Member of the Executive Committee
C.J. van den Driest

INDEX TO EXHIBITS

Exhibit Number		Sequentially Numbered Page
(a)(2)	Form of ADR
(d)	Opinion of Counsel to the Depositary
(e)	Certification under Rule 466